UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Lincoln National Corporation
                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                  534187 10 9
                                 (CUSIP Number)

                   The Dai-ichi Mutual Life Insurance Company
                            13-1, Yurakucho 1-chome
                             Chiyoda-ku, Tokyo 100
                               011-813-5221-4340
                      Attn: General Manager, International
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 534187 10 9                               Page 2 of     10     Pages
                                                               ----------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         The Dai-ichi Mutual Life Insurance Company

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan

    NUMBER OF        7      SOLE VOTING POWER

     SHARES                7,811,468

  BENEFICIALLY       8      SHARED VOTING POWER

    OWNED BY                  -0-
      EACH
                     9      SOLE DISPOSITIVE POWER
    REPORTING
                           7,811,468
     PERSON
                     10      SHARED DISPOSITIVE POWER
      WITH
                              -0-

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,811,468

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%

 14      TYPE OF REPORTING PERSON*

         IC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 534187 10 9              13D                     Page 3  of 10 Pages


Preamble

                  The Schedule 13D, dated July 6, 1990, as amended June 4, 1991, filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company ("Dai-ichi") with respect to the common stock without par value (the "Common Stock") of Lincoln National Corporation an Indiana corporation (the "Company") is hereby amended as set forth below.

Item 1.           Security and Issuer.

         Item 1 is amended to read in its entirety as follows:

         This statement on Schedule 13D relates to the Common Stock, of the Company into which the shares of 5-1/2% Cumulative Convertible Exchangeable Preferred Stock, Series E, without par value (the "Series E Preferred Stock") and the shares of 5-1/2% Cumulative Convertible Exchangeable Preferred Stock, Series F, without par value (the "Series F Preferred Stock"), of the Company owned by Dai-ichi were converted on June 30, 1995. The principal executive offices of the Company are located at 200 East Berry Street, Fort Wayne, Indiana 46801-7845.

Item 2   Identity and Background

         Item 2 is amended to read in its entirety as follows:

         (a); (b) This statement is filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company. Dai-ichi's principal business is insurance and the address of its principal business and its principal office is 13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100.


                  DIRECTORS AND EXECUTIVE OFFICERS OF DAI-ICHI

    NAME                                TITLE                          BUSINESS
                                                                       ADDRESS

    Shin-ichi Nishio                    Chairman of the Board             Y
    Takahide Sakurai                    President                         Y
    Hirokazu Murakami                   Deputy President                  Y
    Ryozo Ohsaki                        Deputy President                  Y
    Takashi Yamaguchi                   Deputy President                  Y
    Toshio Tsutsui                      Senior Managing Director          O
    Hisamoto Nagai                      Senior Managing Director          Y
    Yukio Ono                           Senior Managing Director          Y
    Susumu Ensaka                       Senior Managing Director          Y
    Yoshiyuki Kawakami                  Managing Director                 OS
    Kaneharu Kifune                     Managing Director                 YA

CUSIP No. 534187 10 9              13D                     Page 4 of 10  Pages


    NAME                                TITLE                          BUSINESS
                                                                       ADDRESS

    Masami Tabei                        Managing Director                 Y
    Masao Tsuji                         Managing Director                 N
    Tsuyoshi Shinohara                  Managing Director                 Y
    Tomijiro Morita                     Managing Director                 Y
    Seizo Yamanoi                       Managing Director                 G
    Ryozo Nishigaki                     Managing Director                 KA
    Susumu Tsuchikawa                   Managing Director                 Y
    Susumu Tokunaga                     Managing Director                 Y
    Masao Miyamoto                      Managing Director                 Y
    Takeshi Morinaga                    Director                          O
    Gaishi Hiraiwa                      Director                          T
    Jyoichi Aoi                         Director                          TS
    Akira Yashiro                       Director                          G
    Hiroshi Kadokura                    Director                          Y
    Shigeru Muranaka                    Director                          O
    Teruhiko Horikoshi                  Director                          G
    Makoto Koshino                      Director                          Y
    Rikio Nagahama                      Director                          Y
    Katsutoshi Saito                    Director                          Y
    Tetsujiro Hayashi                   Director                          Y
    Kunihiro Kawashima                  Director                          Y

         Addresses:

         Y:       13-1 Yurakucho, 1-chome, Chiyoda-ku, Tokyo 100, JAPAN
         G:       2-1 Ginza 5-chome, Chuo-ku, Tokyo 104, JAPAN
         O:       300 Yamada Oi-machi, Ashigarakami-gun Kanagawa 258,
                  JAPAN
         T:       1-3 Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100, JAPAN
         OS:      8-17 Umeda 1-chome,Kita-ku,Osaka 530, JAPAN
         YA:      8-7 Yaesu 2-chome, Chuo-ku, Tokyo 104, JAPAN
         KO:      1-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo 100, JAPAN
         N:       4-6 Nishiki 3-chome, Naka-ku, Nagoya 460, JAPAN
         KA:      1 Sakaemachi 5-chome, Kanagawa-ku, Yokohama 221, JAPAN
         TS:      1-1 Shibaura 1-chome, Minato-ku, Tokyo 105-01, JAPAN

         (c) With the exception of Mr. Hiraiwa and Mr. Aoi, all of the directors and executive officers of Dai-ichi listed in response to Item 2(a) are principally employed by Dai-ichi and are engaged in the management of Dai-ichi at the respective addresses listed in response to Item 2(b). Mr. Hiraiwa's principal employment is as Advisor to Tokyo Electric Power Company Incorporated at the address set forth in response to Item 2(b). Mr. Aoi's principal employment is as Chairman of the Board of Toshiba Corporation at the address set forth in response to Item 2(b).

CUSIP No. 534187 10 9              13D                     Page 5 of 10 Pages


         (d); (e) During the last five years, neither Dai-ichi nor, to the best of Dai-ichi's knowledge, any of the directors or executive officers of Dai-ichi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dai-ichi is organized under the laws of Japan and each of the directors and executive officers of Dai-ichi is a Japanese citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended to read in its entirety as follows:

         Dai-ichi acquired 8,835,794 shares of Common Stock by converting, on a two-to-one basis, its 2,201,443 shares of the Series E Preferred Stock and its 2,216,454 shares of the Series F Preferred Stock into shares of Common Stock on June 30, 1995. No additional consideration was provided. Dai-ichi acquired its shares of Series E Preferred Stock and Series F Preferred Stock through private sales in 1990 and 1991, respectively.

Item 4.  Purpose of Transaction

         Item 4 is amended to read in its entirety as follows:

         The purpose of the acquisition of the Series E Preferred Stock and Series F Preferred Stock, both of which have been converted into Common Stock, was to provide Dai-ichi with an investment in the Company with a stable return as well as to strengthen the established working relationship between Dai-ichi and the Company through a joint marketing agreement and personnel exchanges.

         (a) Dai-ichi expects that it will, from time to time, review its investment position in the Company and may, depending on market and other conditions, increase or decrease such investment position. Dai-ichi currently expects to sell, subject to market conditions, approximately one million additional shares of the Company. According to the Investment Agreement between Dai-ichi and the Company, Dai-ichi may sell in open market transactions approximately 500,000 shares (one half of one percent) of Common Stock in any three month period.

         (b)      None.

         (c)      None.

         (d) Pursuant to Section 5.11 of the Investment Agreement, dated June 25, 1990 (the "Investment Agreement"), between Dai-ichi

CUSIP NO. 534187 10 9              13D                     Page 6  of 10 Pages


and the Company, Dai-ichi may request that a person designated by it be elected to the Company's Board of Directors. The Company has agreed to use its best efforts following such a request to name a person designated by Dai-ichi for election to the Company's Board of Directors as soon as reasonably practicable after the request. The designee, if any, of Dai-ichi shall have an initial term on the Company's Board of Directors of at least two years. Thereafter, the Company shall at all times nominate one person designated by Dai-ichi for election to the Company's Board of Directors and shall vote all shares for which the Company's management or directors hold proxies in favor of the election of such designee. At this time, Dai-ichi has not requested that a person designated by it be elected to the Company's Board of Directors, but reserves the right to do so in the future.

         (e) All of the outstanding shares of Series E Preferred Stock and Series F Preferred Stock have been converted to Common Stock. Prior to the conversion, the shares of Series E preferred Stock and Series F Preferred Stock were entitled to receive, when and as declared by the Company's Board of Directors out of assets of the Company legally available therefore, cumulative cash dividends at the annual rate of 5-1/2% of the purchase price of the Series E Preferred Stock and Series F Preferred Stock.

         (f)      None.

         (g)      None.

         (h)      Not Applicable.

         (i)      Not Applicable.

         (j)      None.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to read in its entirety as follows:

         (a) Dai-ichi beneficially owns 7,811,468 shares of Common Stock, which, based on the number of shares of Common Stock that the Issuer advised Dai-ichi were outstanding on January 18, 1996, represents 7.5% of the Common Stock of the Company. To the best of Dai-ichi's knowledge, none of the directors or executive officers of Dai-ichi named in Item 2 beneficially owns any Stock of any class of the Company.

CUSIP NO. 534187 10 9              13D                     Page 7  of 10 Pages


         (b) Dai-ichi has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 7,811,468 shares of the Common Stock that it owns.

         (c) Dai-Ichi effected the following transactions during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the sixty days preceding the date hereof.


Transaction       Date   Security       No.    Price/Share       Market
-----------       ----   --------       ---    -----------       ------

   Sale          11/27/95 Common      10,000     46.656           NYSE
   Sale          11/28/95 Common      10,000     46.625           NYSE
   Sale          11/30/95 Common      10,000     46.863           NYSE
   Sale          12/1/95  Common      10,000     46.67            NYSE
   Sale          12/4/95  Common      10,000     47.793           NYSE
   Sale          12/5/95  Common      20,000     48.862           NYSE
   Sale          12/6/95  Common      20,000     49.646           NYSE
   Sale          12/7/95  Common      20,000     49.826           NYSE
   Sale          12/8/95  Common      10,000     49.271           NYSE
   Sale          12/11/95 Common      10,000     49.993           NYSE
   Sale          12/12/95 Common      10,000     50.185           NYSE
   Sale          12/13/95 Common      10,000     50.244           NYSE
   Sale          12/14/95 Common      10,000     51.405           NYSE
   Sale          12/15/95 Common      10,000     51.851           NYSE
   Sale          12/18/95 Common      20,000     52.105           NYSE
   Sale          12/19/95 Common       5,000     51.475           NYSE
   Sale          12/20/95 Common      10,000     52.439           NYSE
   Sale          12/26/95 Common       5,000     53.163           NYSE

CUSIP NO. 534187 10 9              13D                     Page 8  of 10 Pages



   Sale          12/27/95 Common       5,000     52.518           NYSE
   Sale          12/28/95 Common       5,000     52.875           NYSE
   Sale          1/3/96   Common      10,000     54.95            NYSE
   Sale          1/4/96   Common      10,000     53.515           NYSE
   Sale          1/5/96   Common      10,000     52.334           NYSE
   Sale          1/9/96   Common      10,000     51.733           NYSE
   Sale          1/15/96  Common      15,000     51.611           NYSE
   Sale          1/16/96  Common      15,000     51.395           NYSE
   Sale          1/17/96  Common      10,000     52.038           NYSE
   Sale          1/18/96  Common      10,000     52.153           NYSE
   Sale          1/19/96  Common      15,000     51.976           NYSE

         (d) Not Applicable.

         (e) Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 is amended to read in its entirety as follows:

         The following is a summary of certain agreements.

         The Investment Agreement and the Business Association Agreement, dated as of July 6, 1990 (the "Business Association Agreement"), between Dai-ichi and the Company established contractual relationships and understandings.

         Section 5.7 of the Investment Agreement provides that for 25 years from July 6, 1990, Dai-ichi will only transfer shares pursuant to the provisions of the Investment Agreement which includes procedures for underwritten sales, private sales and broker transactions and gives the Company a right of first offer. During the same 25 year period, Section 5.8 of the Investment Agreement limits Dai-ichi's acquisition of voting securities to not more than 9.8% of the outstanding voting power of the Company and Dai-ichi has agreed in Section 5.9 of the Investment Agreement to limitations on its seeking to exercise control without the prior approval of a majority of the continuing directors of the Company's Board. These limitations include (a) not proposing mergers or business combinations with the Company, (b) not soliciting proxies, (c) not forming or becoming a member of a "group" (as defined in Rule 13d-5(b)(1) of the Securities Exchange Act, as amended), and (d) not acting alone or in concert with others to seek to exercise any control or to influence the exercise of control over management of the Company. The Investment Agreement also provides that upon a change of control of the Company and upon completion of certain tender offers, the Company will make certain payments to Dai-ichi.

CUSIP NO. 534187 10 9              13D                     Page 9  of 10 Pages


         The Investment Agreement also imposes voting restrictions and obligations on Dai-ichi for 25 years from July 6, 1990. For example, Dai-ichi has agreed, subject to certain exceptions, to vote with respect to (a) election of directors, (b) amendments to the Company's Articles of Incorporation or By-laws, (c) shareholder proposals, (d) mergers, acquisitions, consolidations, sales, dispositions or purchases of material amounts of assets, recapitalizations or other transactions approved by a majority of the continuing directors of the Company, and (e) any transaction opposed by a majority of the continuing directors in response to a hostile proposal, in accordance with the recommendations of a majority of the continuing directors.

         The Business Association Agreement provides the framework for mutual cooperation between the parties. Pursuant to the Business Association Agreement, a number of actions will be taken including, but not limited to the following:
(a) Dai-ichi will use its best efforts to cede certain reinsurance business to the Company and its affiliates; (b) Dai-ichi will, subject to approval from the Japanese Ministry of Finance, place funds under management with investment management affiliates of the Company; (c) the Company will place funds under management with an investment management subsidiary of Dai-ichi; (d) Dai-ichi will direct business towards the health insurance and pension products offered by the Company; (e) Dai-ichi and the Company will have a personnel exchange; and
(f) the parties will establish a joint steering committee to coordinate their cooperative efforts.

Item 7.  Material to be filed as Exhibits

         The  Investment   Agreement  and  exhibits  thereto  and  the  Business
Association Agreement and the exhibits thereto filed by Dai-ichi with the original Schedule 13D dated July 6, 1990 are hereby incorporated by reference.

CUSIP NO. 534187 10 9              13D                     Page 10 of 10 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 1996


                                           THE DAI-ICHI MUTUAL LIFE
                                             INSURANCE COMPANY


                                           By:/S/Tomijiro Morita
                                              Name:  Tomijiro Morita
                                              Title: Managing Director